File No. 82-34816

(Translation)

RECEIVED
2008 JUN -2 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 13, 2008

Dear Sirs,

PROCESSED
JUN 04 2008
THOMSON REUTERS

08002964

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Takatoshi Akiba,
Executive Officer
(TEL: 03-6215-9955)

SUPPL

Notice of Change of Officers

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 13, 2008, adopted an unofficial resolution to change its Directors, as described below.

The appointment of the Directors will be determined officially by resolutions at the 4th Ordinary General Meeting of Shareholders of the Company to be held on June 18, 2008 and a subsequent meeting of its Board of Directors.

Description

1. Change of Officers (scheduled as of June 18, 2008)

New Title	Name	Former Title
Chairman, President and Representative Director (CEO)	Hajime Satomi	Chairman, President and Representative Director (CEO)
Executive Vice President and Representative Director	Keishi Nakayama	Executive Vice President and Representative Director
(New) Director	Okitane Usui	President and Representative Director (COO), SEGA CORPORATION
Director and CCO (Chief Creative Officer)	Hisao Oguchi	Vice Chairman and Director
Director	Yuji Iwanaga	Director

New Title	Name	Former Title
(New) Director	Takeshi Natsuno	Corporate Officer, NTT DoCoMo, Inc.
Standing Corporate Auditor	Kazutada Ieda	Standing Corporate Auditor
Corporate Auditor	Toshio Hirakawa	Corporate Auditor
Corporate Auditor	Hisashi Miyazaki	Corporate Auditor
Corporate Auditor	Mineo Enomoto	Corporate Auditor
(to retire)	Tadashi Ishida	Senior Managing Director
(to retire)	Toru Katamoto	Director
(to retire)	Akio Kioi	Director

* Messrs. Yuji Iwanaga and Tsuyoshi Natsuno are candidates for Outside Directors.
* The term of office of four Corporate Auditors currently in office will expire at the close of the 5th Ordinary General Meeting of Shareholders. Messrs. Toshio Hirakawa and Mineo Enomoto are Outside Corporate Auditors.

- END -

(Translation)

File No. 82-34816

May 15, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Distribution of Retained Earnings (Year-End Dividends)

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 15, 2008, resolved that the Company would distribute retained earnings with the record date therefor fixed on March 31, 2008, as described below:

Description

Details of the dividends

	Amount determined	Most recent forecast for dividends
Record date	March 31, 2008	Same as on the left
Dividend per share	¥15	Same as on the left
Aggregate amount of dividends	¥3,779,062,035	-
Effective date	June 3, 2008	-
Source of dividends	Retained earnings	-

(For reference) Recent dividend payments

	Dividend per share		
Record date	Interim	Year-end	Annual
Year ended March 31, 2008	¥30.00	¥15.00	¥45.00
Year ended March 31, 2007	¥30.00	¥30.00	¥60.00

-END-

END